New Product Launches Drive Alcon's First-Quarter 2026 Growth as Momentum from Unity and Tryptyr Builds
•First-quarter 2026 sales of $2.7 billion, up 10% on a reported basis, or up 6% constant currency1 (cc), versus first-quarter 2025
•First-quarter 2026 diluted EPS of $0.39; core diluted EPS2 of $0.85
•Dividend of 0.28 CHF per share approved at AGM
•Announced new $1.5 billion share repurchase authorization over 3 years
Ad Hoc Announcement Pursuant to Art. 53 LR
Geneva, May 5, 2026 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three months ending March 31, 2026. For the first quarter of 2026, sales were $2.7 billion, up 10% on a reported basis and up 6% on a constant currency basis1, as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.39 and core diluted earnings per share2 of $0.85 in the first quarter of 2026.
“2026 is off to a solid start, driven by strong performance from our new product launches, including Unity VCS and CS, PanOptix Pro, Tryptyr and Precision7. Combined with the resilience of our balanced portfolio, we are well positioned to navigate market variability and maintain consistent performance,” said David J. Endicott, Alcon's Chief Executive Officer. “Our innovation remains a key growth engine, delivering differentiated technologies that reinforce our leadership in eye care and support sustained revenue growth and margin expansion.”

First-quarter 2026 key figures	Three months ended March 31
	2026	2025
Net sales ($ millions)	2,685	2,451
Operating margin (%)	10.9%	19.1%
Diluted earnings per share ($)	0.39	0.70
Core results (non-IFRS measure)[2]
Core operating margin (%)	21.2%	20.8%
Core diluted earnings per share ($)	0.85	0.73
Cash flows ($ millions)
Net cash flows from operating activities	418	384
Free cash flow (non-IFRS measure)[3]	279	278
1.Constant currency (cc) is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
2.Core results, such as core gross margin, core operating income, core operating margin and core diluted EPS, are non-IFRS measures. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
3.Free cash flow is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

First-quarter 2026 results
Reported net sales for the first quarter of 2026 were $2.7 billion, up 10% versus the first quarter of 2025. Excluding favorable currency impacts of 4%, sales were up 6% on a constant currency basis.
The following table highlights net sales by segment for the first quarter of 2026:

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2026	2025	$	cc1 (non-IFRS measure)

Surgical
Implantables	438	420	4	1
Consumables	769	712	8	4
Equipment/other	253	199	27	23
Total Surgical	1,460	1,331	10	6
Vision Care
Contact lenses	738	688	7	4
Ocular health	487	432	13	10
Total Vision Care	1,225	1,120	9	6
Net sales	2,685	2,451	10	6
Net sales by segment
Surgical
Surgical net sales, which include implantables, consumables and equipment/other, were $1.5 billion, an increase of 10% on a reported basis and 6% on a constant currency basis versus the first quarter of 2025.
•Implantables net sales were $438 million, an increase of 4%. Excluding favorable currency impacts of 3%, Implantables net sales increased 1% constant currency. This growth reflects strong performance by PanOptix Pro, continued competitive pressures in international markets and lower sales in surgical glaucoma.
•Consumables net sales were $769 million, an increase of 8%. Excluding favorable currency impacts of 4%, Consumables net sales increased 4% constant currency, reflecting soft cataract market conditions and price increases.
•Equipment/other net sales were $253 million, an increase of 27%. Excluding favorable currency impacts of 4%, Equipment/other net sales increased 23% constant currency. This growth was led by recent equipment launches, including the Unity platform.
Vision Care
Vision Care net sales, which include contact lenses and ocular health, were $1.2 billion, an increase of 9% on a reported basis and 6% on a constant currency basis versus the first quarter of 2025.
•Contact lenses net sales were $738 million, an increase of 7%. Excluding favorable currency impacts of 3%, Contact lenses net sales increased 4% constant currency. This growth reflects product innovation and price increases, partially offset by declines in legacy products.

•Ocular health net sales were $487 million, an increase of 13%. Excluding favorable currency impacts of 3%, Ocular health net sales increased 10% constant currency. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane.
Operating income
Operating income was $292 million (-38%, -42% cc), compared to $468 million in the prior year period. Operating margin decreased 8.2 percentage points. The prior year period included gains on fair value remeasurements of investments in associated companies. The current year period included costs associated with efficiency initiatives, impairment charges related to an intangible asset, incremental tariffs, sales and marketing behind new product launches and increased research and development ("R&D"), partially offset by improved operating leverage from higher sales and manufacturing efficiencies. Excluding a positive 0.5 percentage point impact from currency, operating margin decreased 8.7 percentage points on a constant currency basis.
Adjustments to arrive at core operating income in the current year period were $277 million, mainly due to $129 million of amortization, $88 million of costs associated with efficiency initiatives, $38 million of impairment charges related to an intangible asset and $21 million of acquisition and integration related items. Adjustments to arrive at core operating income in the prior year period were $43 million, mainly due to $172 million of amortization and $13 million of acquisition and integration related items, partially offset by gains of $142 million on fair value remeasurements of investments in associated companies.
Core operating income was $569 million (+11%, +6% cc), compared to $511 million in the prior year period. Core operating margin increased 0.4 percentage points as the current year period included improved operating leverage from higher sales and manufacturing efficiencies, partially offset by incremental tariffs, sales and marketing behind new product launches and increased R&D. Excluding a positive 0.4 percentage point impact from currency, core operating margin was in line with the prior year period on a constant currency basis.
Taxes
Reported tax expense was $51 million, compared to $64 million in the prior year period, and the average reported tax rate was 21.3%, compared to 15.5% in the prior year period. The prior year period included a non-taxable gain on the fair value remeasurement of an investment in an associated company.
Core tax expense was $102 million, compared to $97 million in the prior year period, and the average core tax rate was 19.7%, compared to 21.0% in the prior year period. The decrease in average core tax rate is primarily driven by a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and the tax effect of an increase of inventory in certain international markets, partially offset by discrete tax expenses in the current year period.
Diluted earnings per share
Diluted earnings per share of $0.39 decreased 44%, or 50% on a constant currency basis, versus the prior year period. The prior year period included gains of $142 million on fair value remeasurements of investments in associated companies. Core diluted earnings per share of $0.85 increased 16%, or 10% on a constant currency basis, versus the prior year period.
Cash flow highlights
Net cash flows from operating activities amounted to $418 million for the first three months of 2026, compared to $384 million in the prior year period. Free cash flow was $279 million for the first three months of 2026, compared to $278 million in the prior year period.

Capital allocation
Dividend
On April 30, 2026, at the Company's Annual General Meeting, shareholders approved a dividend of CHF 0.28 per share, which is expected to be paid on or around May 7, 2026. The total dividend payments will amount to a maximum of $177 million using the CHF/USD exchange rate as of April 30, 2026.
Share repurchase authorization
On May 5, 2026, the Board authorized the repurchase of up to $1.5 billion of the Company’s common shares, par value of CHF 0.04 per share, on a second trading line with the SIX Swiss Exchange. The shares to be acquired under this share buyback program will be cancelled as a return of capital to shareholders.
Alcon expects to fund the program through cash generated from operations. The program is subject to customary safe harbor conditions and authorization of the Swiss Takeover Board. The timing and total amount of share repurchases and cancellations will depend upon a variety of factors. The program is expected to be completed over a three-year period, but may be suspended or discontinued at any time.
Further information (including official publications in English, German and French) will be available as of May 6, 2026 at https://investor.alcon.com/stock-information/share-repurchase-history/default.aspx.
2026 outlook
The Company updated its 2026 outlook as per the table below.

2026 outlook[4]	as of February	as of May	Comments
Net sales growth vs. prior year (cc)[1] (non-IFRS measure)	+5% to +7%	+5% to +7%	Maintained
Core operating margin[2] change vs. prior year (cc)[1] (non-IFRS measure)	+70 to +170 bps	+70 to +170 bps	Maintained
Core diluted EPS[2] growth vs. prior year (cc)[1] (non-IFRS measure)	+9% to +12%	'+10% to +13%	Updated
This outlook assumes the following:
•Aggregated markets grow approximately 3% to 4%.
•A full-year tariff impact, net of mitigating actions, of approximately $100 to $150 million, which is expected to pressure cost of net sales. This reduction in tariff expense versus Alcon's February outlook is expected to be reinvested in the business. This estimate excludes any potential refunds.
•Exchange rates as of the end of April 2026 prevail through year-end, which remain in line with the Company's February outlook.
•Non-operating expense5 for FY 2026 is expected to be between $200 and $220 million.
•The core effective tax rate6 for FY 2026 is expected to be approximately 20%.
•Capital expenditures are expected to be mid-single digits as a percentage of sales.
•Approximately 492 million weighted-averaged diluted shares.7
4.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
5.Non-operating income & expense includes interest expense, other financial income & expense and share of loss from associated companies.
6.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.
7.This share count assumption does not reflect any potential impact from the share repurchase authorization announced on May 5, 2026.

Webcast and Conference Call Instructions
The Company will host a conference call on May 6, 2026 at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Time to discuss its first-quarter 2026 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, i.e. investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event. To listen the Company's conference call, click on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2026/Alcons-First-Quarter-2026-Earnings-Call-2026-HSeoMI-KHy/default.aspx
The Company's first-quarter 2026 press release, interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2026/Alcons-First-Quarter-2026-Earnings-Call-2026-HSeoMI-KHy/default.aspx
Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our 2026 outlook, liquidity, revenue, revenue growth, gross margin, operating margin, core operating margin, core operating margin growth, effective tax rate, foreign currency exchange movements, tariff impact, nonoperating expenses, earnings per share, earnings per share growth, operating cash flow, free cash flow, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches and technology failures that could disrupt operations; our ability to effectively manage the risks associated with transformational information technology changes such as the ethical use of artificial intelligence and disruptive technologies and the migration to cloud-based platforms; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our reliance on outsourcing key business functions; the increasingly challenging economic, political and legal environment in China; global and regional economic, financial, monetary, legal, tax, political and social change; our ability to comply with anti-corruption, anti-bribery, export control, trade sanction, or similar laws; our ability to attract and retain qualified personnel; our ability to manage the risks associated with operating as a third party contract manufacturer; our success in completing strategic acquisitions, including equity investments in early-stage companies, on favorable terms or at all, and in integrating acquired businesses; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to manage the rapid evolution and adoption of artificial intelligence; terrorism, war and similar events; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; our ability to manage social impact and sustainability matters; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets, and the adequacy of our financial reporting, accounting practices and internal controls; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise. We also undertake no obligation to update the 2026 outlook as circumstances evolve.
Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency, EBITDA, free cash flow and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.

Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, product discontinuation charges, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, fair value remeasurements of investments in associated companies and certain acquisition related items. The following items that exceed a threshold of $10 million, are not operating expenses necessary to the operation of the business and have costs that will vary over periods are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for certain items such as legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments, including time deposits, and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, core gross margins, operating income margins and core operating income margins are calculated based upon net sales unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended March 31
($ millions unless indicated otherwise)	2026		2025

United States	1,228	46%	1,137	46%
International	1,457	54%	1,314	54%
Net sales	2,685	100%	2,451	100%

Consolidated Income Statement (unaudited)

	Three months ended March 31
($ millions except earnings per share)	2026	2025

Net sales	2,685	2,451
Other revenues	21	22
Net sales and other revenues	2,706	2,473
Cost of net sales	(1,163)	(1,071)
Cost of other revenues	(18)	(19)
Gross profit	1,525	1,383
Selling, general & administration	(882)	(813)
Research & development	(245)	(222)
Other income	11	149
Other expense	(117)	(29)
Operating income	292	468
Interest expense	(52)	(49)
Other financial income & expense	2	9
Share of (loss) from associated companies	(2)	(14)
Income before taxes	240	414
Taxes	(51)	(64)
Net income	189	350
Net income attributable to:
Shareholders of Alcon Inc.	189	350
Non-controlling interests	—	—

Earnings per share ($)(1)
Basic	0.39	0.71
Diluted	0.39	0.70

Weighted average number of shares outstanding (millions)
Basic	487.2	495.1
Diluted	490.2	498.0
(1) Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.

Segment contribution

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2026	2025	$	cc(1) (non-IFRS measure)

Surgical segment contribution	367	336	9	4
As % of net sales	25.1	25.2
Vision Care segment contribution	294	281	5	2
As % of net sales	24.0	25.1
Not allocated to segments	(369)	(149)	(148)	(145)
Operating income	292	468	(38)	(42)
Core adjustments (non-IFRS measure)(1)	277	43
Core operating income (non-IFRS measure)(1)	569	511	11	6
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Operating income

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2026	2025	$	cc(1) (non-IFRS measure)

Cost of net sales	(1,163)	(1,071)	(9)	(6)
Gross profit	1,525	1,383	10	6
Gross margin (%)	56.8	56.4
Selling, general & administration	(882)	(813)	(8)	(5)
Research & development	(245)	(222)	(10)	(8)
Other income	11	149	(93)	(92)
Other expense	(117)	(29)	nm	nm
Operating income	292	468	(38)	(42)
Operating margin (%)	10.9	19.1

Core results (non-IFRS measure)(1)
Core gross profit	1,691	1,550	9	5
Core gross margin (%)	63.0	63.2
Core operating income	569	511	11	6
Core operating margin (%)	21.2	20.8
nm = not meaningful
(1)    Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Non-operating income & expense

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2026	2025	$	cc(1) (non-IFRS measure)

Operating income	292	468	(38)	(42)
Interest expense	(52)	(49)	(6)	(4)
Other financial income & expense	2	9	(78)	(83)
Share of (loss) from associated companies	(2)	(14)	86	85
Income before taxes	240	414	(42)	(48)
Taxes	(51)	(64)	20	28
Net income	189	350	(46)	(51)
Net income attributable to:
Shareholders of Alcon Inc.	189	350	(46)	(51)
Non-controlling interests	—	—	—	—
Basic earnings per share ($)(2)	0.39	0.71	(45)	(50)
Diluted earnings per share ($)(2)	0.39	0.70	(44)	(50)

Core results (non-IFRS measure)(1)
Core taxes	(102)	(97)	(5)	—
Core net income	415	365	14	8
Core net income attributable to:
Shareholders of Alcon Inc.	415	365	14	8
Non-controlling interests	—	—	—	—
Core basic earnings per share ($)(2)	0.85	0.74	15	10
Core diluted earnings per share ($)(2)	0.85	0.73	16	10
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.
(2)Earnings per share and core earnings per share are calculated on the amount of net income and core net income, respectively, attributable to shareholders of Alcon Inc.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended March 31, 2026

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Acquisition and integration related items(4)	Efficiency measures(5)	Other items(6)	Core results (non-IFRS measure)
Gross profit	1,525	127	38	1	—	—	1,691
Operating income	292	129	38	21	88	1	569
Income before taxes	240	129	38	21	88	1	517
Taxes(7)	(51)	(23)	(6)	(4)	(17)	(1)	(102)
Net income	189	106	32	17	71	—	415
Net income attributable to:
Shareholders of Alcon Inc.	189	106	32	17	71	—	415
Non-controlling interests	—	—	—	—	—	—	—
Basic earnings per share ($)(8)	0.39						0.85
Diluted earnings per share ($)(8)	0.39						0.85
Basic - weighted average shares outstanding (millions)(8)	487.2						487.2
Diluted - weighted average shares outstanding (millions)(8)	490.2						490.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended March 31, 2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Gains on investments in associated companies(3)	Acquisition and integration related items(4)	Other items(6)	Core results (non-IFRS measure)
Gross profit	1,383	167	—	—	—	1,550
Operating income	468	172	(142)	13	—	511
Income before taxes	414	172	(142)	13	5	462
Taxes(7)	(64)	(30)	—	(3)	—	(97)
Net income	350	142	(142)	10	5	365
Net income attributable to:
Shareholders of Alcon Inc.	350	142	(142)	10	5	365
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(8)	0.71					0.74
Diluted earnings per share ($)(8)	0.70					0.73
Basic - weighted average shares outstanding (millions)(8)	495.1					495.1
Diluted - weighted average shares outstanding (millions)(8)	498.0					498.0
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)For the three months ended March 31, 2025, includes gains on fair value remeasurements of investments in associated companies.
(4)For the three months ended March 31, 2026, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes $20 million of direct acquisition costs. Acquisition costs include third party professional services for legal fees and other transaction related costs.
For the three months ended March 31, 2025, Operating income includes $7 million of direct acquisition costs and $6 million of integration related costs related to acquisitions. Acquisition costs include third party professional services for banker, legal, accounting and due diligence fees. Integration related costs include severance of $3 million, accelerated equity-based compensation expense of $2 million and third party professional services of $1 million.
(5)For the three months ended March 31, 2026, includes restructuring costs, third party consulting fees and other direct costs related to efficiency initiatives. These efficiency measures were announced in February 2026 and implementation is expected to be completed this year.
(6)For the three months ended March 31, 2026, Operating income primarily includes the amortization of option rights.
For the three months ended March 31, 2025, Income before taxes includes core adjustments recognized for Aurion in Share of (loss) from associated companies. The expenses were incurred upon change in control from Alcon's acquisition of a majority interest in Aurion and include accelerated equity-based compensation expense of $2 million, third party professional services of $2 million for legal and accounting fees and third party bank fees of $1 million.
(7)For the three months ended March 31, 2026, total tax adjustments of $51 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $277 million totaled $50 million with an average tax rate of 18.1%. Core tax adjustments for discrete tax items totaled $1 million.
For the three months ended March 31, 2025, operating income core adjustments totaled $43 million. Excluding the non-taxable gain of $136 million on fair value remeasurement of Alcon's investment in Aurion, the core adjustments totaled $179 million. The associated tax effect amounted to $33 million with an average tax rate of 18.4%.
(8)    Core basic earnings per share is calculated using core net income attributable to shareholders of Alcon Inc. and the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended March 31
($ millions)	2026	2025

Net income	189	350
Taxes	51	64
Depreciation of property, plant & equipment	108	98
Depreciation of right-of-use assets	24	21
Amortization of intangible assets	152	191
Impairments of property, plant & equipment and intangible assets	38	—
Interest expense	52	49
Other financial income & expense	(2)	(9)
EBITDA	612	764

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Three months ended March 31
($ millions)	2026	2025

Net cash flows from operating activities	418	384
Net cash flows used in investing activities	(218)	(578)
Net cash flows used in financing activities	(133)	(96)
Effect of exchange rate changes on cash and cash equivalents	(16)	26
Net change in cash and cash equivalents	51	(264)
Change in derivative financial instrument assets	13	(7)
Change in time deposits with original maturity greater than three months	1	(153)
Change in current and non-current financial debts	3	(60)
Change in net (debt)	68	(484)
Net (debt) at January 1	(3,125)	(2,802)
Net (debt) at March 31	(3,057)	(3,286)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At March 31, 2026	At December 31, 2025
Current financial debt	(577)	(575)
Non-current financial debt	(4,157)	(4,162)
Total financial debt	(4,734)	(4,737)

Less liquidity:
Cash and cash equivalents	1,578	1,527
Time deposits with original maturity greater than three months	81	80
Derivative financial instruments	18	5
Total liquidity	1,677	1,612
Net (debt)	(3,057)	(3,125)

Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the three months ended March 31, 2026 and 2025, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2026	2025
Net cash flows from operating activities	418	384
Purchase of property, plant & equipment	(139)	(106)
Free cash flow	279	278

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries and territories each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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